UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

October 9, 2002

James Earl Parsons
Exxon Mobil Corporation
5959 Las Colinas Boulevard
Irving, TX 75039-2298

Re: Exxon Mobil Corporation
Incoming letter dated August 19, 2002

Dear Mr. Parsons,

This is in response to your letter dated August 19, 2002 concerning a shareholder proposal submitted to Exxon Mobil by Lewis S. Clark. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

Enclosures

cc: Lewis S. Clark
120 Camp Road
Middlebury, CT 06762

Exxon Mobil Corporation
5959 Las Colinas Boulevard
Irving, Texas 75039-2298
972 444 1478 Telephone
972 444 1432 Facsimile
james.e.parsons@exxonmobil.com

James Earl Parsons
Counsel

ExxonMobil

August 19, 2002

VIA Network Courier

U. S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, DC 20549

RE: Securities Exchange Act of 1934 -- Section 14(a); Rule 14a-8
Omission of Shareholder Proposal Regarding Board Committee Membership

Gentlemen and Ladies:

Exxon Mobil Corporation has received the letters and enclosure from Lewis S. Clark attached as Exhibit 1. Exxon Mobil intends to omit the proposal from the proxy material for its upcoming annual meeting because the proponent has failed to demonstrate his eligibility to submit the proposal.

Failure to Own Shares for One Year Prior to Submitting the Proposal

Rule 14a-8(b)(1) requires that, in order to be eligible to submit a proposal, a shareholder must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date the proposal is submitted.*

The letter containing Mr. Clark's shareholder proposal was dated June 11, 2002, and was received by ExxonMobil on June 18, 2002. As indicated in Mr. Clark's letter, Mr. Clark purchased shares of ExxonMobil common stock in September of 2001. The settlement date reflected in his confirmation is September 24, 2001. This purchase occurred less than one year prior to the date Mr. Clark submitted his proposal.

Our records do not indicate that Mr. Clark owned shares of ExxonMobil before this purchase.

* ExxonMobil common stock is the only class of stock currently outstanding that is entitled to vote.

In accordance with Rule 14a-8(f)(1), we advised Mr. Clark of the problem by letter dated June 24, 2002. A copy of that letter with attachments is included as Exhibit 2. In our letter, we explained to Mr. Clark that, in case he had otherwise continuously held a sufficient number of shares for at least one year prior to the date he submitted his proposal (such as through a bank or brokerage account), he must provide evidence verifying such continuous ownership postmarked or transmitted electronically to us no later than 14 days from the date he received our notification. Almost two months have elapsed since the date of our letter, but to date we have received no reply from Mr. Clark.

We are therefore entitled to omit the shareholder proposal because Mr. Clark had not continuously held ExxonMobil stock for at least one year by the date he submitted his proposal as required by Rule 14a-8(b)(1).

We believe the proposal may also be omitted from our proxy material on substantive grounds, including, without limitation, Rule 14a-8(i)(8), which allows exclusion of a proposal relating to an election for membership on the company's board of directors. In light of the fact that Mr. Clark has failed to satisfy the eligibility requirements for submitting this proposal, we do not believe it is necessary to detail the other grounds for omission in this letter. However, should the staff not agree with our understanding of the eligibility requirements, we reserve the right to submit additional correspondence requesting omission of the proposal on those other grounds.

If you have any questions or require additional information, please contact me directly at 972-444-1478. In my absence, please contact Lisa K. Bork at 972-444-1473.

Please file-stamp the enclosed copy of this letter and return it to me in the enclosed self-addressed postage-paid envelope. In accordance with SEC rules, I also enclose five additional copies of this letter and the enclosures. A copy of this letter and the enclosures is being sent to Mr. Clark.

Sincerely,

James Earl Parsons

JEP/pdb

Enclosures

cc w/enc: Proponent:
Mr. Lewis S. Clark
120 Camp Road
Middlebury, CT 06762

EXHIBIT 1

RECEIVED

JUN 1 9 2002

JAMES E. PARSONS

120 Camp Road
Middlebury, CT 06762
June 11, 2002

T.P. Townsend, VP & Secretary
Exxon Mobil Corp.
Box 140369
Irving, TX 75014-0369

RECEIVED
JUN 1 8 2002
P.T. MULVA

Dear Mr. Townsend:

Exxon Mobil has one director, Houghton, who is a member of both the Audit Committee and the Finance Committee.

I would like the following to be voted on by proxy at the next annual meeting.
No director shall simultaneously be a member of the Audit Committee and the Finance Committee.

/___/ Yes /___/ No

I purchased shares of Exxon Mobil in 9/01 and plan to hold at least $2,000 in market value of said shares for the period through the next annual meeting which I have scheduled to attend. See broker bill attached.

Reason:

One of the main tenants of a sound audit policy requires separation (a fire wall) between the individuals making financial decisions and those checking to insure all financial accounts are fairly stated and all financial systems operate properly.

Very truly yours,
Lewis S. Clark
Lewis S. Clark, Ph.D. Econ.

SHAREHOLDER RELATIONS

JUN 1 9 2002

NO. OF SHARES ____
COMMENT: PTM/DGH/REG/
ACTION: JEP/SMD/FLR/DLT

People's ...e's securities inc. Member NASD Member SIPC

CUSTOMER CONFIRMATION

.O. Box 31
Bridgeport, Connecticut 06601-0031
Telephone: 800.772.4400

1-000700

Trade Date	Settlement Date	Process Date	Internal Use	M C
09/24/01	09/27/01	09/24/01	00806Y	1 1

Tax Identification	Account Number	T C	RR
040-30-4172	220-78051	1 6	011

Cusip Number	Security Number	Symbol	
30231G102000	E005207	XOM	B-03

0

LEWIS S CLARK
CAMP RD
MIDDLEBURY CT 06762

We Are Pleased To Confirm The Following Transaction

EXXON MOBIL CORP

YOU BOUGHT

QUANTITY	2,000
PRICE	36
PRINCIPAL	72,000.00
COMMISSION	207.40
NET AMOUNT	72,207.40

For The Account Of

Subject To Conditions On Reverse Side

Please Notify Us Immediately Of Any Errors Or Omission

EXHIBIT 2

Exxon Mobil Corporation
5959 Las Colinas Boulevard
Irving, Texas 75039-2298

Patrick T. Mulva
Vice President, Investor Relations
Secretary

RECEIVED

JUN 24 2002

ExxonMobil

JAMES E. PARSONS

June 24, 2002

VIA UNITED PARCEL SERVICE

Mr. Lewis S. Clark
120 Camp Road
Middlebury, CT 06762

Dear Mr. Clark:

This is in response to your letters dated May 30 and June 11, 2002, which we received on June 18, 2002.

The first letter submits a shareholder proposal for the 2003 annual meeting. According to SEC Rule 14a-8 (copy enclosed), which governs shareholder proposals, in order to be eligible to submit a proposal you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. See Question 2, paragraph (1) of Rule 14a-8. According to your letter and the broker's confirmation included with your letter, the settlement date for your purchase of ExxonMobil common stock was September 27, 2001. That date is less than one year prior to the date you submitted your proposal. Therefore, you have not met this eligibility requirement.

Our records do not indicate that you are a record owner of any shares of ExxonMobil stock except the shares described above, which you have not held for at least one year. If you have otherwise owned (such as through a bank or brokerage account) at least $2,000 in market value of ExxonMobil stock continuously for at least one year prior to the date you submitted your proposal, you must provide evidence verifying such continuous ownership (such as a statement to that effect from the bank or broker) postmarked or transmitted electronically to us no later than 14 days from the date you receive this notification. See Question 2, paragraph (2) and Question 6, paragraph (1) of Rule 14a-8. If you are not able to prove your eligibility by the 14 day deadline, we intend to exclude your proposal from our 2003 proxy material.

Your second letter recommends that the Corporation purchase ExxonMobil shares in the open market. We agree. In fact, ExxonMobil resumed its stock buyback program in the third quarter of 2000. Since that time, the Company has spent about $8 billion in repurchasing stock to reduce shares outstanding by over 170 million shares.

Whether or not you are able to meet the eligibility requirements for your proposal, we would like to talk to you about your concerns regarding the membership of the Board Audit and Finance Committees. I encourage you to call Dave Henry at (972) 444-1193 to set up a convenient time to have a teleconference.

Sincerely,

Enclosure

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SHAREHOLDER PROPOSALS

RULE 14a.8

Rule §240.14a-8. Shareholder Proposals

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) Question 1: What is a proposal?

A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) Question 2: Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?

(1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D (§240.13d-101), Schedule 13G (§240.13d-102), Form 3 (§249.103 of this chapter), Form 4 (§249.104 of this chapter) and/or Form 5 (§249.105 of this chapter), or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) Question 3: How many proposals may I submit?
Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) Question 4: How long can my proposal be?

The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) Question 5: What is the deadline for submitting a proposal?

(1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10-Q (§249.308a of this chapter) or 10-QSB (§249.308b of this chapter), or in shareholder reports of investment companies under §270.30d-1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and mail its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and mail its proxy materials.

(f) Question 6: What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section?

(1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked , or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under §240.14a-8 and provide you with a copy under Question 10 below, §240.14a-8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) Question 7: Who has the burden of persuading the Commission or its staff that my proposal can be excluded?

Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) Question 8: Must I appear personally at the shareholders' meeting to present the proposal?

(1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) Question 9: If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal?

(1) *Improper Under State Law*: If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

Note to paragraph (i)(1): Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) Violation of Law: If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;
Note to paragraph (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) Violation of Proxy Rules: If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including §240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) Personal Grievance; Special Interest: If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) Relevance: If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) Absence of Power/Authority: If the company would lack the power or authority to implement the proposal;

(7) Management Functions: If the proposal deals with a matter relating to the company's ordinary business operations;

(8) Relates to Election: If the proposal relates to an election for membership on the company's board of directors or analogous governing body;

(9) Conflicts with Company's Proposal: If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting; Note to paragraph (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

(10) Substantially Implemented: If the company has already substantially implemented the proposal;

(11) Duplication: If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) Resubmissions: If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) Specific amount of dividends: If the proposal relates to specific amounts of cash or stock dividends.

(j) Question 10: What procedures must the company follow if it intends to exclude my proposal?

(1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) Question 11: May I submit my own statement to the Commission responding to the company's arguments?

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) Question 12: If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) Question 13: What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, §240.14a-9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it mails its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under §240.14a-6.

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

October 9, 2002

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Exxon Mobil Corporation
Incoming letter dated August 19, 2002

The proposal relates to board committees.

There appears to he some basis for your view that Exxon Mobil may exclude the proposal under rule 14a-8(f). We note your representation that the proponent has not provided a statement from the record holder sufficiently evidencing continuous beneficial ownership of $2,000, or 1%, in market value of voting securities, for at least the one year period required by rule 14a-8(b). Accordingly, we will not recommend enforcement action to the Commission if Exxon Mobil omits the proposal from its proxy materials in reliance on rules 14a-8(b) and 14a-8(f).

Sincerely,

Keir D. Gumbs
Special Counsel